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April 26, 2024

VIA EDGAR

Kenneth Ellington

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  PIMCO ETF Trust, File No. 811-22250

    (the “Registrant” and each series thereof, a “Fund”)

Dear Mr. Ellington,

In a telephone conversation with me and Elise Kletz of Dechert LLP, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on the most recent annual report for the PIMCO ETF Trust following a review of the Registrant’s recent filing.1 A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Comment 1: In the “Investments in Affiliates” table in the Notes to the Financial Statements, please ensure the amounts in the Dividend Income column agree with the correlative amounts on the related Statement of Operations as required by Article 12-14, footnote 6 of Regulation S-X.

Response: To the extent an “Investments in Affiliates” table in the Notes to Financial Statements discloses amounts in the Dividend Income column that do not result from the Fund’s securities lending activity, those amounts align with correlative amounts disclosed as “Dividends from Investments in Affiliates” in the Statement of Operations. If an “Investments in Affiliates” table discloses an amount in the Dividend Income column that results from the Fund’s securities lending activity, such amount is also aligned with correlative amounts in the Statement of Operations but, as disclosed in the paragraph before such table, the dividend income is instead reflected in the Statement of Operations as a component of “Securities lending income”. While the “Securities lending income” figure reflects the correlative amount in the Dividend Income column of the “Investments in Affiliates” table in the Notes to the Financial Statements, the “Securities lending income” figure may differ from the correlative amount to the extent such figure reflects other components such as, for example, deductions of fees associated with securities lending. This

[1]	The PIMCO ETF Trust’s most recent annual filing on Form N-CSR, for the period ending June 30, 2023, was filed on August 31, 2023.

Kenneth Ellington April 26, 2024 Page 2

approach is taken in an effort to disclose Total Income amounts in the Statement of Operations that are accurate and not reflective of double counting.

Comment 2: It appears that PIMCO Senior Loan Active Exchange-Traded Fund has significant investments in bank loans. If the Fund receives consent fees, upfront origination fees and/or amendment fee income from such loans, which is different from interest income, ensure that such income amounts are disclosed appropriately in the Notes to the Financial Statements along with the policy to recognize such income in accordance with applicable GAAP standards.

Response: The Fund will add the requested income amounts, as appropriate, in future filings on Form N-CSR when such amounts are material. To date, the Fund has not received material amounts of any such income.

*       *      *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:  Ryan Leshaw, Pacific Investment Management Company LLC

    Timothy Bekkers, Pacific Investment Management Company LLC

    Sonia Bui, Pacific Investment Management Company LLC

    Jaime Dinan, Pacific Investment Management Company LLC